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02049308

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Consolidated Global Cable Systems

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED AUG 21 2002 THOMSON FINANCIAL

FILE NO. 82- 2306

FISCAL YEAR 2-28-02

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dw

DATE : 8/16/02

12g3-2(b)#: 82-2306

# CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

## NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

AR/S
2-28-02

**TAKE NOTICE** that the Annual General Meeting (the "Meeting") of the Members of Consolidated Global Cable Systems Inc. (the "Company") will be held in the Boardroom of Maitland & Company, Barristers & Solicitors, Suite 700, 625 Howe Street, Vancouver, British Columbia, on Tuesday, the 27th day of August, 2002, at 10:00 o'clock in the forenoon for the following purposes:

1. To receive the Report of the Directors.

2. To receive the Audited Financial Statements of the Company for the fiscal period ending February 28, 2002, together with the Auditor's Report thereon.

3. To appoint the Auditor for the Company, and to authorize the Directors to fix the remuneration to be paid to the Auditor.

4. To fix the number of Directors at three (3).

5. To elect Directors for the ensuing year.

6. To authorize any decreases in the exercise price of stock options previously granted to insiders.

7. To change the name of the Company, by Special Resolution, from Consolidated Global Cable Systems Inc. to "Vintra Networks Corporation", or such other name as may be approved by the TSX Venture Exchange and the Registrar of Companies.

8. To transact such other business as may be brought before the Meeting.

**A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed and then complete and return the Proxy within the time set out in the Notes. As set out in the Notes, the enclosed Instrument of Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.**

**DATED** at Vancouver, British Columbia, this 9th day of July, 2002.

**BY ORDER OF THE BOARD**

## CONSOLIDATED GLOBAL CABLE SYSTEMS INC.

## INFORMATION CIRCULAR
## FOR THE 2002 ANNUAL GENERAL MEETING OF MEMBERS

This information is given as of July 9, 2002.

### SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of Consolidated Global Cable Systems Inc. (the "Company") for use at the Annual General Meeting (the "Meeting") of the Members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

### PERSONS OR COMPANIES MAKING THE SOLICITATION

**The enclosed Instrument of Proxy is solicited by Management.** Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse Members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

### APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are Directors or Officers of the Company. **A Member has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Member shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company's Registrar and Transfer Agent, Computershare Trust Company, at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.**

The Instrument of Proxy must be dated and be signed by the Member or by his Attorney in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer.

**In addition to revocation in any other manner permitted by law, a Member may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy)**

**and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Member present in person, whereupon such Proxy shall be deemed to have been revoked.**

## NON-REGISTERED HOLDERS OF COMPANY'S SHARES

*Only Registered Members or duly appointed Proxyholders are permitted to vote at the Meeting. Most Members of the Company are "non-registered" Members ("Non-Registered Holders") because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their shares.* ***In addition, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's. RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited "CDS") of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement Number 41 ("NPS 41") of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Proxy Solicitation Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.***

Intermediaries are required to forward the Proxy Solicitation Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them or unless there is a special meeting involving abridged timing under NPS 41. Very often, Intermediaries will use service companies, such as ADP Independent Investor Communication Corporation ("ADP"), to forward the Proxy Solicitation Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Proxy Solicitation Materials, or where there is a special meeting involving abridged timing under NPS 41, will either:

(a) be given a form of proxy which **has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise incomplete. Because the Intermediary has already signed the form of Proxy, this form of Proxy is not required to be signed by the Non-Registered Holder when submitting the Proxy. In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete the form of Proxy and **deposit it with Computershare Trust Company** as provided above; or

(b) more typically, be given a voting instruction form which is **not signed by the Intermediary**, and which when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company** (such as ADP), will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. In the alternative, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of Proxy, properly complete and sign the form of Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above mentioned forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert their own name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary or its agent, including those regarding when and where the Proxy or proxy authorization form is to be delivered.**

## VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Member in respect of voting for or against any resolution, will do so in accordance with such direction.

**In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.** The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. The enclosed Instrument of Proxy does not confer authority to vote for the election of any person as a Director of the Company other than for those persons named in this Information Circular. At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

## VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On July 9, 2002, 2,302,321 common shares without par value were issued and outstanding, each share carrying the right to one vote. At a General Meeting of the Company, on a show of hands, every Member present in person shall have one vote and, on a poll, every Member shall have one vote for each share of which he is the holder.

Only Members of record on the close of business on the 9th day of July, 2002, who either personally attend the Meeting or who complete and deliver an Instrument of Proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the Directors and Senior Officers of the Company, only the following own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

| Name of Member | Number of Shares | Percentage of Issued and Outstanding Shares |
|---|---|---|
| George Mainas | 478,480[1] | 20.7% |

(1) Of these shares 115,512 are held directly by George Mainas, 201,678 are held indirectly through Mainas Development Corp., a private company controlled by George Mainas, and 161,290 are held indirectly through North American Equities, a private company controlled by George Mainas.

The above information was provided by Management of the Company and the Registrar and Transfer Agent of the Company as of July 9, 2002.

## INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the Directors or Senior Officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or Senior Officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

## INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set out elsewhere in this Information Circular, no insider, no proposed nominee for election as a Director of the Company and no associate or affiliate of any such insider or proposed nominee. has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

## STATEMENT OF EXECUTIVE COMPENSATION

### A. Executive Officers of the Company

The following table contains information about the compensation paid to, or earned by, those who were, at February 28, 2002, the Company's chief executive officer (or an individual who acted in a similar capacity) and the four other most highly compensated executive officers (except those whose total salary and bonus does not exceed $100,000) or individuals who were, prior to February 28, 2002, executive officers of the company during the most recently completed financial year. The term "SAR" used herein refers to stock appreciation rights as defined in Form 41 of the *Securities Act* (British Columbia).

**Summary Compensation Table**

| Name and Principal Position | Financial Year Ended | Annual Compensation | | | Long Term Compensation | | | All Other Compensation[1] |
|---|---|---|---|---|---|---|---|---|
| | | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Awards | | Payouts | |
| | | | | | Securities Under Options/ SARs Granted (#) | Restricted Shares or Restricted Share Units ($) | LTIP Payouts ($) | |
| George Mainas, President, CEO and Director | Feb.28/02 | $46,515[2] | nil | nil | nil | nil | nil | nil |
| | Feb.28/01 | $45,295[2] | nil | nil | nil | nil | nil | nil |
| | Feb.29/00 | $24,000 | nil | nil | 240,000 | nil | nil | nil |

1. This sum includes the aggregate value realized on the exercise of stock options which represents the difference between the exercise price of the options acquired and the closing price of the Company's shares on the date of exercise and does not reflect the actual profit realized or loss incurred on the exercise of stock options.
2. Accrued but unpaid..

During the most recently completed financial year ended February 28, 2002, the Company did not make any long-term incentive plan awards to its Directors, officers or employees nor did the Company have a pension plan for its Directors, officers or employees.

## B. <u>Directors of the Company</u>

Other than compensation paid to George Mainas, as disclosed above under the heading "Executive Officers of the Company", none of the Directors of the Company have received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of the Company. The Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year.

## C. <u>Related Party Transactions</u>

During the year ended February 28, 2002, the Company:

(a) accrued $46,515 to George Mainas for management services provided;

(b) accrued $18,000 to West Oak Capital Group, Inc., a private company wholly-owned by Stuart Rogers, a Director of the Company, for administrative services provided;

(c) reimbursed $6,906 to George Mainas, President and a Director of the Company, for travel and other expenses incurred on behalf of the Company.

Amounts due to related parties are non-interest bearing and without specific terms of repayment.

**D. Options to Purchase Securities**

During the Company's most recently completed financial year ended February 28, 2002, the Company did not grant any stock options to Directors or Officers, nor did any of the Directors or Officers exercise any stock options, nor were there any SAR or stock option repricings.

## INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company or any associates or affiliates of the Company, are or have been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

## PARTICULARS OF MATTERS TO BE ACTED UPON

**A. Election of Directors**

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at three (3) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting. Advance Notice of the Annual General Meeting was published pursuant to section 111 of the *Company Act* in The Vancouver Province on June 28, 2002, and no nominations for Directors were received from the Members of the Company.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. **Management does not contemplate that any of the nominees will be unable to serve as a Director.**

The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

| Name and Residence of Proposed Directors and Present Offices Held | Date Elected or Appointed | Principal Occupation | Number of Shares |
|---|---|---|---|
| **George A. Mainas**<br>Ross, California<br>**President, CEO and Director** | October 19, 1989 | President of Mainas Development Corporation | 478,480[1] |
| **Stuart Rogers**<br>Coquitlam, BC<br>**Director** | February 4, 1991 | President of West Oak Capital Group, Inc.; Director of Leopardus Resources Limited and USV Telemanagement Inc. | 155,941[2] |
| **C. Hugh Maddin**<br>West Vancouver, BC<br>**Director** | January 10, 1996 | President of Quadra Stone Company Ltd.; Director of Randsburg Gold Corp. and Attwood Gold Corp. | 13,400[3] |

(1) Of these shares, 115,512 are held directly by George Mainas, 201,678 are held indirectly through Mainas Development Corp., a private company controlled by George Mainas, and 161,290 are held indirectly through North American Equities, a private company controlled by George Mainas.

(2) Of these shares, 154,254 are held directly by Stuart Rogers, and 1,687 are held indirectly through West Oak Capital Group Inc., a private company controlled by Stuart Rogers.

(3) These shares are owned indirectly through Cambrian Capital Corp., a private company controlled by C. Hugh Maddin.

The above information was provided by Management of the Company.

Pursuant to the provisions of the *Company Act* of British Columbia, the Company is required to have an Audit Committee which, at the present time, is comprised of George A. Mainas, Stuart Rogers and C. Hugh Maddin.

## B. Appointment of Auditor

The persons named in the enclosed Instrument of Proxy will vote for the appointment of KPMG LLP, of 9th Floor, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3,, as Auditor of the Company for the ensuing year, until the close of the next Annual General Meeting of the Members at a remuneration to be fixed by the Directors. KPMG were appointed to the position of Auditor of the Company on July 12, 1990.

## C. Resolutions Relating to Incentive Stock Options

As an incentive and to encourage equity participation in the Company through the acquisition of shares in its share capital, the Company may grant incentive stock options from time to time to its directors and employees and to consultants of and to persons providing investor relations to the Company. The following summarizes the rules and policies of the TSX Venture Exchange (the "Exchange") regarding the grant of individual stock options.

Unless a stock option plan has been adopted by a listed company, the aggregate number of shares that may be reserved for issuance pursuant to incentive stock options may not exceed 10% of the outstanding share capital of the listed company at the time of grant and no more than 5% of the outstanding share capital may be granted to any one individual at the time of granting. The aggregate number of options granted to consultants must not exceed 2% of the outstanding share capital of the listed company and, similarly, the aggregate number of options granted to persons employed in investor relations activities must not exceed 2% of the outstanding share capital.

The minimum exercise price of an incentive stock option must not be less than the Discounted Market Price (which is defined as the market price of the listed company's shares at the time of grant less a discount of 25% on a closing price of up to $0.50, a discount of 20% for a closing price of $0.51 to $2.00 and a discount of 15% for a closing price above $2.00) subject to certain exceptions which include situations involving a consolidation, material change, price interference or suspension, before the issuance of a news release disclosing the matter, and always subject to a minimum exercise price of $0.10 per share. If a news release is not issued in connection with the granting of stock options, the exercise price will only be guaranteed if appropriate documentation is filed with the Exchange within two days after the stock options were granted.

The stock option agreement must provide that the option is non-assignable and non-transferable. The maximum period within which the optionee's heirs or administrators may exercise any option may not exceed one year from the optionee's death. The agreement must also contain a representation that the optionee is a bona fide employee, consultant, management company employee, as the case may be, of the listed company or its subsidiary. The term of an option may not exceed ten years in the case of "Tier 1" listed companies and may not exceed five years in the case of a "Tier 2" companies. The Company is a Tier 2 company at this time.

The original granting of incentive stock options by a listed company does not require shareholder approval. Amendments to decrease the number of shares under option or increasing the exercise price or the cancellation of an option may proceed without the necessity of obtaining shareholder approval. However, a reduction in the exercise price of an option held by an insider of the listed company at the time of the proposed amendment requires the approval of "disinterested" shareholders. Disinterested shareholders are shareholders who are not insiders of the listed company and who are not associates of insider. In addition, the exercise price may only be amended if at least six months have elapsed since the date of the commencement of the term of the option, the date the listed company's shares commence trading, or the date the option exercise price was last amended. Members of the Company should refer to Policy 4.4 of the Exchange for further details relating to incentive stock options.

In order to dispense with the necessity of calling another general meeting of Members and to avoid the expenses attendant thereto, Members will be asked to approve an ordinary resolution of disinterested shareholders authorizing the reduction of the exercise price of any stock options held by persons who are insiders of the Company at the time of the proposed amendment. **Management of the Company recommends that Members approve this Special Resolution. If Members do not approve this resolution, then the options subject to such reduction would not be exercisable until such time as Members approve the reduced exercise price at a future meeting of Members.**

**D. <u>Change of Name</u>**

Management of the Company recommends changing the Company's name to more accurately reflect the current business direction of the Company. The Company proposes to change its name to "Vintra Networks Corporation". Members will therefore be asked to approve the following Special Resolution:

**RESOLVED**, by Special Resolution, that the Memorandum of the Company be altered by changing the name of the Company to "Vintra Network Corporation" and that paragraph 1 of the Company's Memorandum be altered to read as follows:

1. The name of the Company is VINTRA NETWORKS CORPORATION.

or such other name as may be approved by the TSX Venture Exchange and/or the Registrar of Companies.

The Memorandum as altered is attached hereto as Schedule A. In the event that the Members do not approve this Special Resolution, then the Company will not proceed with a change of its name. There will be no consolidation of the Company's share capital with the proposed change of name. **Management of the Company recommends that the Members approve this Special Resolution.**

**Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.**

**DATED** at Vancouver, British Columbia, this 9th day of July, 2002.

**BY ORDER OF THE BOARD**

"George A. Mainas"
President

BCSC

British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)



## *ISSUER DETAILS*

| NAME OF ISSUER | FOR QUARTER ENDED | | | DATE OF REPORT Y | M | D |
|---|---|---|---|---|---|---|
| CONSOLIDATED GLOBAL CABLE SYSTEMS, INC. | 02 | 02 | 28 | 02 | 07 | 12 |

| ISSUER ADDRESS | | | | |
|---|---|---|---|---|
| 1400 – 400 BURRARD STREET | | | | |
| CITY/ | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
| VANCOUVER | BC | V6C 3G2 | 604-643-1789 | 604-689-1743 |
| CONTACT PERSON | | CONTACT'S POSITION | | CONTACT TELEPHONE NO. |
| STUART ROGERS | | DIRECTOR | | 604-689-1743 |
| CONTACT EMAIL ADDRESS | | WEB SITE ADDRESS | | |
| | | | | |

## *CERTIFICATE*

*The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.*

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED Y | M | D |
|---|---|---|---|---|
| "GEORGE MAINAS" | GEORGE MAINAS | 02 | 07 | 12 |
| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED Y | M | D |
| "STUART ROGERS" | STUART ROGERS | 02 | 07 | 12 |

## SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Breakdown of Office Expense for the twelve month period ending February 28, 2002:

| | |
|---|---|
| Office rent | $ 40,432 |
| Telephone | 5,678 |
| Postage | 500 |
| Secretarial and Office supplies | 15,828 |
| | $ 62,438 |

2. See Note 5 of the attached consolidated financial statements for the twelve month period ended February 28, 2002.

3. a) Summary of securities issued during the period:

| Date | Type of Security | Type of Issue | Number of Shares | Price Per Share | Total Proceeds |
|---|---|---|---|---|---|
| March 14, 2001 | Common | Exercise of options | 109,400 | $ 0.35 | $ 38,290 |
| Jan. 15, 2002 | Common share | Private placement | 322,580 | $0.31 | 100,000 |

b) Summary of stock options granted during the period: Nil

4. a) See Note 6 to the attached consolidated financial statements

b) See Note 6 to the attached consolidated financial statements.

c) See Note 6 to the attached consolidated financial statements.

d) There are no shares held in escrow.

5. Directors and Officers as at July 11, 2002:

George A. Mainas – Director and President
Stuart Rogers – Director
C. Hugh Maddin – Director
Tracy Ring – Secretary

Consolidated Financial Statements of

# CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Years ended February 28, 2002 and 2001

KPMG LLP
Chartered Accountants
Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

# AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Consolidated Global Cable Systems, Inc. as at February 28, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, after giving retroactive effect to the change in the method of accounting for earnings per share as explained in note 2(e) to the consolidated financial statements, on a consistent basis.

KPMG LLP

Chartered Accountants

Vancouver, Canada
June 14, 2002

# CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Balance Sheets

February 28, 2002 and 2001

| | | 2002 | | 2001 |
|---|---|---|---|---|
| **Assets** | | | | |
| Current assets: | | | | |
| Cash | $ | 47,758 | $ | 55,606 |
| Accounts receivable | | 1,665 | | 3,380 |
| | | 49,423 | | 58,986 |
| Cable distribution licences (note 3) | | 1 | | 1 |
| | $ | 49,424 | $ | 58,987 |
| **Liabilities and Shareholders' Deficiency** | | | | |
| Current liabilities: | | | | |
| Accounts payable and accrued liabilities | $ | 19,111 | $ | 37,028 |
| Due to related parties (note 5) | | 189,859 | | 138,707 |
| | | 208,970 | | 175,735 |
| Shareholders' deficiency: | | | | |
| Share capital (note 6) | | 7,113,503 | | 6,975,213 |
| Deficit | | (7,273,049) | | (7,091,961) |
| | | (159,546) | | (116,748) |
| | $ | 49,424 | $ | 58,987 |

Going concern (note 1)
Commitments and contingencies (notes 4 and 7)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

**"STUART W. ROGERS"** Director

**"GEORGE A. MAINAS"** Director

# CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Statements of Operations and Deficit

Years ended February 28, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| Administrative expenses: | | |
| Consulting (note 5) | $ 34,175 | $ 37,530 |
| Filing fees | 4,490 | 6,928 |
| Management fees (note 5) | 46,515 | 45,295 |
| Miscellaneous | 2,281 | 7,352 |
| Office | 62,438 | 66,237 |
| Printing | 441 | 1,717 |
| Professional fees | 20,683 | 54,242 |
| Transfer agent | 3,159 | 7,460 |
| Travel and entertainment (note 5) | 6,906 | 19,404 |
| Loss for the year | 181,088 | 246,165 |
| Deficit, beginning of year | 7,091,961 | 6,845,796 |
| Deficit, end of year | $ 7,273,049 | $ 7,091,961 |
| Loss per share (notes 2(e) and 6(e)) | $ (0.09) | $ (0.17) |

See accompanying notes to consolidated financial statements.

# CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Statements of Cash Flows

Years ended February 28, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| Cash provided by (used in): | | |
| Operations: | | |
| Loss for the year | $ (181,088) | $ (246,165) |
| Changes in non-cash operating working capital: | | |
| Accounts receivable | 1,715 | (1,852) |
| Accounts payable and accrued liabilities | (17,917) | 14,305 |
| | (197,290) | (233,712) |
| Financing: | | |
| Due to related parties | 51,152 | 101,692 |
| Issuance of shares | 138,290 | 180,000 |
| | 189,442 | 281,692 |
| Increase (decrease) in cash | (7,848) | 47,980 |
| Cash, beginning of year | 55,606 | 7,626 |
| Cash, end of year | $ 47,758 | $ 55,606 |
| Supplementary cash flow information: | | |
| Interest paid | $ - | $ - |
| Income taxes paid | - | - |
| Non-cash financing activities: | | |
| Shares issued in settlement of debts | - | 1,148,713 |

See accompanying notes to consolidated financial statements.

1. **Going concern:**

Consolidated Global Cable Systems, Inc. (the "Company") was incorporated under the Company Act (British Columbia). Its primary business activity has been the development of cable distribution licence opportunities in Eastern Europe, primarily Bulgaria (note 3). The Company is currently investigating opportunities in other industries and other regions. On August 25, 2001, the Company was designated inactive by the TSX Venture Exchange (formerly the Canadian Venture Exchange) (the "Exchange") for not meeting the minimum maintenance requirements of the Exchange.

To February 28, 2002, the Company has generated no revenues and has incurred significant operating losses. At February 28, 2002, the Company had a working capital deficiency of $159,547 (2001 - $116,749). These financial statements have been prepared on the going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The operations of the Company have been primarily funded by the issuance of share capital, advances from related parties, and the deferral of payment of consulting and management fees to related parties. The continuing operations of the Company is dependent on its ability to receive continued financial support from related parties, complete sufficient public equity financing, and, ultimately, to generate profitable operations. Failing to continue as a going concern would require that assets and liabilities be presented on a liquidation basis which values would differ materially from a going concern basis.

2. **Significant accounting policies:**

(a) Basis of presentation:

These financial statements include the accounts of the Company and its wholly owned British Columbia and Bulgarian subsidiaries.

(b) Cable distribution licences:

Cable distribution licences, which were acquired from arm's-length parties, are initially recorded at cost and amortized over the remaining term of the licences, beginning in the year that cable operations commence. Costs incurred to develop new licences are expensed as incurred. Management reviews the underlying value of the cable licences on an on going basis and records provisions when this value is less than the book value recorded in the accounts. The Company wrote down the licences to a nominal amount in a prior fiscal year.

(c) Stock-based compensation:

The Company grants stock options under Exchange policies. No compensation expense is recorded when the options are granted. Any consideration paid by employees or directors on exercise of stock options is credited to share capital.

**2. Significant accounting policies (continued):**

(d) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(e) Loss per share:

Loss per share is calculated using the weighted average number of shares outstanding during the year, after giving effect to the consolidation of the Company's share capital during fiscal 2001 as if the consolidation had occurred effective March 1, 2000. During fiscal 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants for earnings per share, which requires the use of the treasury stock method for calculating diluted earnings per share. In the Company's case however, diluted loss per share has not been presented as the effect on basic loss per share would be anti-dilutive.

(f) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the collectability of advances and the recoverability of costs relating to cable distribution licences. Actual results could differ from those estimates.

(g) Foreign currency translation:

Transactions of the Company and its subsidiaries that are denominated in foreign currencies are recorded in Canadian dollars at exchange rates in effect at the related transaction dates. Monetary assets and liabilities denominated in foreign currencies are adjusted to reflect exchange rates at the balance sheet date. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in the determination of operations for the year.

**2. Significant accounting policies (continued):**

(h) Financial instruments:

The fair values of cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of the instruments. It is not practicable to determine the fair value of amounts due to related parties due to their related party nature and the absence of a market for such amounts.

(i) Comparative figures:

Certain of the prior year's comparative figures have been reclassified to conform with the presentation adopted for the current year.

**3. Cable distribution licences:**

On December 8, 1994, the Company acquired, from Globo, Ltd. ("Globo"), a 76% interest in a company which holds cable distribution licences for fourteen cities in Bulgaria, including Sofia. During 1996, the Company entered into an agreement in principle to transfer its interest in these licences to a newly formed joint venture (note 7), which transfer has not yet occurred.

During 1995, the Company entered into an agreement to purchase 100% of Union Television Ltd. ("Union") which owns cable distribution licences in fourteen cities in Bulgaria, including Plovdiv. Pursuant to the agreement, the Company is required to obtain funding to develop and operate cable systems under these licences. To February 29, 2000, the Company had not yet completed the purchase but had advanced $387,430 under this agreement, which amount was classified as advances on cable distribution licences.

The Company has also incurred substantial expenditures with respect to the potential acquisition of cable distribution licences in Bulgaria and in Slovakia. The Company has received a ten year licence expiring on February 16, 2004 for the construction and use of a cable distribution system for radio and television signals for the City of Veliko Tarnovo, Bulgaria. The licence for the City of Veliko Tarnova was recorded at a nominal amount. No licences have yet been obtained in Slovakia. The cumulative expenses incurred to February 29, 2000 in pursuit of licences in Bulgaria and Slovakia are as follows:

## 3. Cable distribution licences (continued):

| | |
|---|---|
| Bulgaria: | |
| Consulting fees | $ 1,569,511 |
| Travel and entertainment | 1,686,459 |
| Office and equipment | 245,786 |
| Professional fees | 516,552 |
| Salaries | 167,889 |
| | 4,186,197 |
| Slovakia: | |
| Travel and entertainment | 163,461 |
| Office and equipment | 27,398 |
| Consulting fees | 44,554 |
| Professional fees | 10,485 |
| | 245,898 |
| | $ 4,432,095 |

Due to the inactivity of the agreements with Globo and Union, and the uncertainty of recoverability of the deferred costs on the licences, the Company wrote down the cable distribution licences to a nominal amount in fiscal 1999 and wrote off the advances on cable distribution licences in fiscal 2000. No further expenses have been incurred on the licenses since February 29, 2000.

## 4. Advances on partnership agreement:

On September 20, 1996, the Company entered into an agreement, subject to regulatory approval, to form a partnership with Boston Telecommunications Group, Inc. (the "Boston Group"), a Delaware corporation, to develop the Company's cable television project in Bulgaria.

Under the terms of the partnership agreement, the Company and the Boston Group were to be equal partners in the partnership, with the Boston Group agreeing to provide US $250,000 in cash to the Company (which sum has been advanced) and assume the obligation of the Company to pay US $2 million to Intergroup Bulgaria Ad for the purchase of Union Television Ltd. (note 3), as announced April 17, 1996. Of the purchase price, US $200,000 has been paid by the Boston Group.

The Boston Group had advanced an additional US $250,000 to the Company prior to acceptance for filing of the partnership agreement by the Exchange. If the partnership agreement is not completed as proposed, the amounts advanced to date by the Boston Group have no specific terms of repayment.

This agreement has been inactive since 1997.

Based on the inactivity of this agreement and the agreements regarding the cable distribution licences (note 3), and a legal opinion by the Company's solicitor in this matter, during fiscal 2000, the Company wrote-off the advances on partnership agreement in connection with the write-off of the advances on the related cable distribution licences.

**5. Due to related parties:**

The Company was charged management fees of $46,515 (2001 - $45,295) by an officer and director and consulting fees of $18,000 (2001 - $18,000) were paid to another officer and director during fiscal 2002. In addition, the Company reimbursed a director and officer for travel and other expenses incurred on behalf of the Company in the amount of $6,906 (2001 - $19,404) during fiscal 2002.

Amounts due to related parties are non-interest bearing and without specific terms of repayment.

**6. Share capital:**

(a) Authorized:

100,000,000 shares without par value

During fiscal 2001, the Company consolidated its authorized and issued share capital on a five old for one new basis and subsequently increased its authorized share capital to 100,000,000 common shares without par value. In these financial statements, the Company has presented the shares issued in fiscal 2001 prior to the share consolidation as if the share consolidation occurred effective March 1, 2000.

(b) Issued and outstanding:

| | Number of shares | Amount |
|---|---|---|
| | (restated - note 6(a)) | |
| Balance, February 29, 2000 | 1,095,984 | $ 5,646,500 |
| Issued during the year: | | |
| By way of a private placement | 200,000 | 180,000 |
| On settlement of debts | 574,357 | 1,148,713 |
| Balance, February 28, 2001 | 1,870,341 | 6,975,213 |
| Issued during the year: | | |
| By way of a private placement | 322,580 | 100,000 |
| On exercise of options (note 6(d)) | 109,400 | 38,290 |
| Balance, February 28, 2002 | 2,302,321 | $ 7,113,503 |

## 6. Share capital (continued):

(b) Issued and outstanding (continued):

During fiscal 2001, the Company issued 1,000,000 pre-consolidation units (200,000 post-consolidation units) by way of a private placement at $0.18 per pre-consolidation unit ($0.90 per post-consolidation unit). Each unit consisted of one pre-consolidation share and one share purchase warrant exercisable at $0.22 for two years. Also during fiscal 2001, the Company entered into shares for debt settlement agreements with a number of creditors. The Company issued a total of 2,871,782 pre-consolidation shares (574,357 post-consolidation shares) at a price of $0.40 per pre-consolidation share ($2.00 per post-consolidation share) to settle $1,148,713 of debts. A total of $859,231 of these debts were due to related parties (note 5).

During fiscal 2002, the Company issued 322,580 units by way of a private placement at $0.31 per unit. Each unit consisted of one common share and one share purchase warrant exercisable at $0.41 for two years.

(c) Share purchase warrants:

The continuity of share purchase warrants for fiscal 2002 and 2001 is as follows:

| Expiry date | Exercise price | Balance February 28, 2001 | Issued | Exercised | Expired | Balance February 28, 2002 |
|---|---|---|---|---|---|---|
| March 2, 2002 | $ 1.10 | 200,000 | - | - | - | 200,000 |
| November 28, 2003 | $ 0.41 | - | 322,580 | - | - | 322,580 |
| | | 200,000 | 322,580 | - | - | 522,580 |
| Weighted average exercise price | | $ 1.10 | $ 0.41 | - | - | $ 0.67 |

| Expiry date | Exercise price | Balance February 29, 2000 | Issued | Exercised | Expired | Balance February 28, 2001 |
|---|---|---|---|---|---|---|
| | | | (restated - note 6(a)) | | | |
| March 2, 2002 | $ 1.10 | - | 200,000 | - | - | 200,000 |
| Weighted average exercise price | | - | $ 1.10 | - | - | $ 1.10 |

**6. Share capital (continued):**

(d) Stock options:

Pursuant to the policies of the Exchange, the Company may grant incentive stock options to its officers, directors, employees and consultants. Exchange policies permit the Company's directors to grant incentive stock options for the purchase of shares of the Company to persons in consideration for services. Stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 10% of the issued shares of the Company at the time of granting and may not exceed 5% to any individual. The exercise price of stock options is determined by the board of directors of the Company at the time of grant and may not be less than the closing price of the Company's shares on the day immediately preceding the date on which the option is granted and publicly announced, and may not otherwise be less than $0.10 per share. Options have a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. Vesting of options is made at the time of granting of the options at the discretion of the board of directors. Once approved and vested, options are exercisable at any time.

The continuity of the Company's stock options for the year ended February 28, 2002, all of which is exercisable, is as follows:

| Expiry date | Exercise price | Balance February 28, 2001 | Granted | Exercised | Expired/ cancelled | Balance February 28, 2002 |
|---|---|---|---|---|---|---|
| February 8, 2002 | $ 0.35 | 109,400 | - | (109,400) | - | - |
| Weighted average exercise price | | $ 0.35 | - | $ 0.35 | - | - |

The continuity of the Company's stock options for the year ended February 28, 2001, all of which are exercisable, is as follows:

| Expiry date | Exercise price | Balance February 29, 2000 | Granted | Exercised | Expired/ cancelled | Balance February 28, 2001 |
|---|---|---|---|---|---|---|
| | | (restated - note 6(a)) | | | | |
| February 8, 2002 | $ 0.35 [1] | 109,400 | - | - | - | 109,400 |
| Weighted average exercise price | | $ 0.35 [1] | - | - | - | $ 0.35 |

(1) During fiscal 2001, but subsequent to the share consolidation, the Company repriced the outstanding stock options from $0.90 per post-consolidation share to $0.35 per share.

## 6. Share capital (continued):

(e) Loss per share:

(i) Basic:

| | 2002 | | | 2001 | | |
|---|---|---|---|---|---|---|
| | Loss available to shareholders | Weighted average shares outstanding | Per share amounts | Loss available to shareholders | Weighted average shares outstanding | Per share amounts |
| Calculation of basic loss per share | $ 181,088 | 2,015,505 | $ 0.09 | $ 246,165 | 1,485,299 | $ 0.17 |

(ii) Diluted:

The effect of dilutive securities has not been presented as the effect is anti-dilutive. However, if diluted loss per share had been presented, for the year ended February 28, 2002, nil options (2001 - 109,400) and 522,580 warrants (2001 - 200,000) would not have been included in the calculation of weighted average common shares outstanding for purposes of diluted per share amounts, as the exercise price exceeded the average market price for the year.

## 7. Commitments and contingencies:

(a) On August 31, 1995, the Company entered into an agreement with United & Phillips Communications BV ("UPC"), Tevel Israel International Communications Ltd. ("Tevel") and Bezeq Israel Telecommunications Company Ltd. ("Bezeq") for the formation of a joint venture (the "Joint Venture") to develop, initially, cable television distribution systems in Bulgaria, and possibly other telecommunications projects at a later date. All parties have agreed to transfer their existing telecommunications activities in Bulgaria to the Joint Venture, such activities to include television and radio broadcast (which includes cable television, Multipoint Multichannel Distribution Systems and off-air television), local telephony (via cable, fibre-optic lines or other hard wiring), cellular telephony, paging and Personal Communications Systems. The Company is to contribute its interest in the cable distribution licences referenced in note 3 in exchange for a 16% interest in the Joint Venture. The Company may, under certain conditions, increase its interest in the joint venture to 23.6% for no additional consideration.

To date, the Company has received advances of US $100,000 from each of UPC and Tevel with these funds having been applied towards the development of the cable television opportunity in Bulgaria. These amounts will be applied towards UPC's and Tevel's equity participation in Bulgaria under the terms of the joint venture agreement referenced above. Accordingly, the Company has treated these amounts as a reimbursement of licence acquisition expenditures. Under the terms of the Agreement, both UPC and Tevel may withdraw from the Joint Venture under certain conditions. If either UPC or Tevel elect to withdraw from the Joint Venture, the amount received from such withdrawing party is to be considered a loan to the Joint Venture and the Company remains contingently liable to repay such amounts to either UPC or Tevel in the event the Joint Venture is unable to repay.

## 7. Commitments and contingencies:

(a) Continued:

The agreement has been inactive since 1997.

(b) The Company has entered into a verbal understanding to pay a third party approximately US $350,000 for services performed when, and if, the third party is able to secure additional financing for the Bulgarian cable television project.

## 8. Income taxes:

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected B.C. statutory corporate income tax expense (recovery) relates to losses not recognized.

The significant components of the Company's future income tax assets and liabilities are as follows:

| | 2002 | 2001 |
|---|---|---|
| Future income tax assets: | | |
| Cable distribution licences | $ 1,805,000 | $ 2,311,000 |
| Losses carried forward | 305,000 | 399,000 |
| Total future income tax assets | 2,110,000 | 2,710,000 |
| Valuation allowance | (2,110,000) | (2,710,000) |
| | $ - | $ - |

At February 28, 2002, the Company has Canadian operating losses of approximately $856,000 that expire at various dates to 2009 and approximately $4,823,000 of cable distribution licence costs in Bulgaria available until the licence term expires in 2004. The Company also has approximately $246,000 of cable distribution licence costs in Slovakia for which no licences have been obtained.

# CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

## SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS FOR THE TWELVE MONTH PERIOD ENDED FEBRUARY 28, 2002

During the period under review, Consolidated Global Cable Systems, Inc. (the "Company") continued to pursue potential investment opportunities in the high technology and telecommunications field on an international basis.

In June, 2001 the Company announced that it had entered into an agency agreement with IPO Capital Corp. ("IPO" or the "Agent") for a brokered private placement of up to 2,000,000 special warrants at $0.50 per special warrant, subject to acceptance for filing by the Canadian Venture Exchange.

In July, 2001 the Company announced that it had entered into a standstill agreement with Public Eye, Inc. ("PEYE") of Los Angeles, California.

PEYE is a technology company specializing in advanced network communications involving real time transmission of motion video, audio and transactional data using a unique distributed network architecture and advanced compression technologies.

Pursuant to the terms of the standstill agreement, the Company had 75 days to complete its due diligence review of PEYE, its principals and its business affairs. During this standstill period, PEYE agreed not to entertain any other financing offers.

On September 25, 2001 the Company announced that the standstill agreement with PEYE had expired with no agreement having been reached, and that the brokered private placement with IPO Capital Corp. had been cancelled by mutual consent.

On October 26, 2001 the Company entered into a standstill agreement with Enercon Technologies, Inc. ("Enercon"). Enercon is a Nevada registered company with its principal place of business in London, U.K. Enercon has the right to acquire patented technology for converting all forms of waste plastic (including PVC) into gasoline and diesel fuels. A number of such plants are currently in operation in Asia and Enercon intends to build and sell plants in Europe, North America and other countries.

Pursuant to the terms of the standstill agreement, the Company and Enercon had 60 days to complete their due diligence review and investigation of each others business affairs. During this standstill period, Enercon and the Company agreed to refrain from seeking or entertaining any other offers to acquire interests in their respective companies.

On January 16, 2002 the Company announced that the standstill agreement with Enercon had expired with no agreement having been reached. The Company continued its discussions with Enercon since that date, while continuing to investigate other opportunities. All discussions with Enercon have been terminated as of July 1, 2002.

In July, 2002 management of the Company elected to re-focus its attention on investment opportunities in the telecommunications field that would complement its existing cable distribution licenses in Bulgaria. The Company is currently in the process of re-evaluating the status of the Bulgarian cable opportunity, in light of recent developments in telecommunications technology and additional investment opportunities that have now become available.

**Results of Operations**

During the twelve month period ending February 28, 2002 the Company incurred office expenses of $62,438 for maintenance of its office in Marin County, California, which was established in early 2000 to enable ready access to high technology investment opportunities in that state. This amount was reduced slightly from the $66,237 incurred during the twelve month period ended February 28, 2001, when additional expenditures were incurred for initial set-up of the office facilities.

Consulting fees of $34,175 incurred during the twelve months ended February 28, 2002 were reduced slightly from the $37,530 incurred during the same period a year prior. These amounts, in both years included the amount of $18,000 accrued to a director of the Company for provision of ongoing administrative services, with the balance incurred for the hiring of consultants to assist the Company in the due diligence review of prospective projects.

Filing fees of $4,490 were incurred during the twelve months ended February 28, 2002 as compared to $6,928 spent during the twelve-month period a year prior, when the Company incurred additional fees for filing and completion of a consolidation of the Company's shares on a one new for five old (1:5) basis. Travel expenses of $6,906 were recorded during the current period as compared to $19,404 during the twelve month period ended February 28, 2001.

Professional fees of $20,683 were incurred during the current twelve -month period for general corporate matters and due diligence work related to prospective acquisitions, which represented a significant reduction from total fees of $54,242 incurred during the twelve month period ended February 28, 2001.

Management fees of $46,514 incurred during the twelve month period ended February 28, 2002 (at the rate of US$2,500 per month) were relatively unchanged from the same period a year prior (2001 - $45,295).

Transfer agent fees of $3,159 incurred during the twelve month period ended February 28, 2002 were reduced from $7,460 incurred during the same period a year prior when a share consolidation was implemented. Miscellaneous expense of $2,281 incurred during the current twelve month period was reduced from $7,352 incurred during the twelve month period ended February 28, 2001, primarily for development of a web site that was subsequently abandoned. Printing expense of $441 incurred during the current fiscal period was reduced from $1,717 during the prior fiscal year, when new share certificates were printed to facilitate the Company's share consolidation and concurrent name change.

As a result of reductions in various categories of expenditure, as outlined above, the Company's loss for the fiscal year ended February 28, 2002 was reduced to $181,088 from the $246,165 incurred during the prior fiscal year.

**Liquidity and Capital Resources**

At February 28, 2002 the Company had negative working capital of $(159,547) and cash on hand of $47,758. This compares to negative working capital of $(116,749) and cash of $55,606 at the prior year-end of February 28, 2001.

Cash decreased by $(7,848) during the twelve month period ended February 28, 2002 . The decrease in cash was the result of negative cash flow from operations of $(181,088), a reduction in accounts payable of $(17,917) and a decrease in accounts receivable of $1,715. This was offset by cash provided by the issuance of shares for $138,290, comprised of a private placement of $100,000 and the exercise of stock Options for proceeds of $38,290, and an increase in the amount due to related parties of $51,152.

Cash flow to date has not satisfied the Company's operational requirements. The development of the Company may in the future depend on the Company's ability to obtain additional financings. In the past, the Company has relied on the sale of equity securities and advances from related parties to meet its cash requirements. Future developments will depend on the Company's ability to obtain financing through joint venturing of projects, debt financing, equity financing or other means. There can be no assurance that the Company will be successful in obtaining any such financing or in joint venturing its projects.

**Private Placement**

On November 28, 2001 the Company reached agreement with two directors for a private placement of 322,580 units of the Company at $0.31 per unit, with each unit to consist of one share and one share purchase warrant exercisable to purchase an additional share of the Company at $0.41 per share for a two year period. This placement was closed in January, 2002, with the proceeds of this private placement being applied to general working capital. The shares forming part of the units and any shares acquired on exercise of the warrants were subject to a hold period that expired on May 16, 2002.

**Inactive Status**

On August 28, 2001 the Company was informed by the Canadian Venture Exchange ("CDNX") (now the TSX Venture Exchange), that it does not meet the Tier Maintenance Requirements of the CDNX, as outlined in the CDNX's Policy 2.5, and has been designated inactive.

Inactive status prohibits the Company from granting new stock options, its insiders from exercising previously granted options, and the Company from accruing management fees of more than $2,500 per month.

The Company must submit a satisfactory reactivation plan to the CDNX by no later than August 13, 2002 and attain minimum Tier Maintenance Requirements by no later than February 13, 2003 or the listed securities of the Company may be suspended from trading.

The Company is currently reviewing an investment opportunity in the telecommunications field that will complement its existing business, and intends to finalize the terms of an agreement and file its reactivation plan with the TSX Venture Exchange prior to the deadline of August 13, 2002.

**Other Matters**

No investor relations activities were undertaken during the period.

# PROXY

**ANNUAL GENERAL MEETING OF MEMBERS OF CONSOLIDATED GLOBAL CABLE SYSTEMS, INC., TO BE HELD AT MAITLAND & COMPANY, BARRISTERS & SOLICITORS, SUITE 700, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA ON TUESDAY, AUGUST 27, 2002, AT 10:00 A.M.**

**The undersigned Member of the Company hereby appoints** George A. Mainas, President and a Director of the Company, or failing this person, Stuart Rogers, a Director of the Company, or in the place of the foregoing, ______________________________, (Print the Name) as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

**Resolutions** (for full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

| | Resolution | For | Against |
|---|---|---|---|
| 1. | Directors' Report | ______ | ______ |
| 2. | To authorize Directors to fix Auditor's remuneration | ______ | ______ |
| 3. | To fix number of Directors at three (3) | ______ | ______ |
| 4. | To authorize any decreases in the exercise price of stock options previously granted to insiders | ______ | ______ |
| 5. | To change the name of the company | ______ | ______ |

| | Resolution | For | Withhold |
|---|---|---|---|
| 6. | Appointment of Auditor | ______ | ______ |
| 7. | To elect George A. Mainas as a Director | ______ | ______ |
| 8. | To elect C. Hugh Maddin as a Director | ______ | ______ |
| 9. | To elect Stuart Rogers as a Director | ______ | ______ |
| 10. | To grant proxyholder authority to vote at his/her discretion on any other business or amendment or variation to previous resolutions | ______ | ______ |

**The undersigned Member hereby revokes any proxy previously given to attend and vote at said meeting.**

SIGN HERE: ____________________

Please print name: ____________________

Date: ____________________

**THIS PROXY FORM IS <u>NOT VALID UNLESS</u> IT IS <u>SIGNED AND DATED</u>.**
**SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.**

## INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. If someone other than the Member of the Company signs this proxy form on behalf of the named Member of the Company, documentation acceptable to the Chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. If the proxy form is not dated by the Member, the proxyholder is authorized to date the proxy form as of the date of the Meeting, or adjournment thereof.

3. a. *If a registered Member wishes to attend the Meeting to vote on the resolutions in person*, please register your attendance with the Company's scrutineers at the Meeting.

   b. *If the securities of a Member are held by a financial institution and the Member wishes to attend the Meeting to vote on the resolutions in person*, please cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

4. *If a Member can not attend the Meeting but wishes to vote on the resolutions*, the Member can *appoint another person*, who need not be a Member of the Company, to vote according to the Member's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxyholder.

5. *If the Member can not attend the meeting but wishes to vote on the resolutions* and to *appoint one of the management appointees* named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no choice is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit.

7. If a registered Member has returned the proxy form, the Member may still attend the Meeting and vote in person should the Member later decide to do so. To attend, and vote at the Meeting, the Member must record his/her attendance with the Company's scrutineers at the Meeting and revoke the proxy form in writing.

***To be represented at the meeting, this proxy form must be received by mail or by fax no later than forty-eight ("48") hours excluding Saturdays and holidays prior to the time of the meeting at the offices of Computershare Trust Company, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, fax number (604) 683-3694.***

**CONSOLIDATED GLOBAL CABLE SYSTEMS INC.**
(the "Company")

**To registered and non-registered shareholders:**

National Policy Statement Number 41 - Shareholder Communication, provides shareholders with the opportunity to elect annually to have their names added to a supplemental mailing list in order to receive quarterly financial statements of the Company.

In anticipation of the ability to use electronic methods for communications between issuers and their shareholders, we are requesting that you provide us with your fax number and/or E-mail address. Please also indicate your preferred method of communication.

If you wish to receive such statements, please complete and return this form to:

**Computershare Trust Company**
4th Floor, 510 Burrard Street
Vancouver, B.C.
V6C 3B9

The undersigned hereby certifies that he/she/it is a beneficial owner of shares in the Company and hereby requests that the Company add his/her/its name to the supplemental mailing list.

______________________________________________
Name **(Please print)**

______________________________________________
Number Street

______________________________________________
City Province Postal Code

______________________________________________
Fax E-mail Address

Preferred Method of Communication:

____________ ____________ ____________
Fax E-mail Mail

Signature: ______________________________________

**DATED** this ______ day of ___________, 2002.